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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVB SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 HOWARD STREET
(No. and Street)

SAN FRANCISCO	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AMY CHEONG — 408-654-7358
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 SECOND STREET, SUITE 1400	SAN FRANCISCO	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

(SEC Identification No. 51582)

Financial Statements and Supplementary Information

December 31, 2017

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

Filed in accordance with Rule 17a-5(e)(3) as a Public Document

OATH OR AFFIRMATION

I, AMY CHEONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB SECURITIES, as of DECEMBER 31, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

______________________________ *Signature of Document Signer No. 1*

______________________________ *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 22 (*Date*) day of February (*Month*), 2018 (*Year*), by

(1) Amy Cheong

(and (2) ______________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________________
Signature of Notary Public

JANET FURTADO
Comm. No. 2173102
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires Nov. 21, 2020

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________ Document Date: ____________

Number of Pages: _____ Signer(s) Other Than Named Above: ______________________

SVB SECURITIES
(A Wholly-Owned Subsidiary of Silicon Valley Bank)

Table of Contents

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Stockholders and the Board of Directors
SVB Securities:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SVB Securities (the Company) (a wholly owned subsidiary of Silicon Valley Bank) as of December 31, 2017, the related statements of operations, changes in stockholder's equity, cash flows and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2000.

San Francisco, California
February 26, 2018

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Financial Condition

December 31, 2017

Assets

Cash due from banks	$	1,457,285
Other short-term investment securities		2,908,715
Cash and cash equivalents		4,366,000
Accounts receivable		20,000
Receivable from affiliates, net		1,064,183
Other assets		19,726
Total assets	$	5,469,909

Liabilities and Stockholder's Equity

Liabilities:		
Deferred tax liabilities, net		41,143
Accounts payable and accrued liabilities		165,623
Total liabilities		206,766
Stockholder's equity:		
Common stock, no par value. 100,000 shares authorized; 100 shares issued and outstanding		-
Additional paid-in capital		2,427,435
Retained earnings		2,835,708
Total stockholder's equity		5,263,143
Total liabilities and stockholder's equity	$	5,469,909

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Operations

Year ended December 31, 2017

Revenues:			
	Advisory services fees, gross		$ 150,000
	Interest income		24,851
		Total revenues	174,851
Expenses:			
	Compensation and benefits		1,477,482
	Professional services		420,425
	Net occupancy		262,391
	Licenses and fees		220,337
	Business development and travel		130,735
	Data processing		75,205
	SEC and regulatory filing fees		41,238
	Other expenses		84,283
		Total expenses	2,712,096
		Loss before income tax benefit	(2,537,245)
Income tax benefit			(1,062,728)
		Net loss	$ (1,474,517)

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

	Common stock								
	Shares		Amount		Additional Paid-in Capital		Retained Earnings		Stockholder's Equity
Balance as of December 31, 2016	100	$	-	$	2,427,435	$	4,310,225	$	6,737,660
Net loss	-		-		-		(1,474,517)		(1,474,517)
Balance as of December 31, 2017	100	$	-	$	2,427,435	$	2,835,708	$	5,263,143

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(1,474,517)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in deferred tax liabilities, net		1,884
Changes in operating assets and liabilities:		
Decrease in restricted cash and other assets		276,988
Decrease in accounts payable and other liabilities		(77,021)
Decrease in accrued compensation and benefits		(71,822)
Decrease in accounts receivable		10,000
Increase in receivable from affiliates, net		(8,500)
Net cash used by operating activities		(1,342,988)
Cash and cash equivalents, beginning of year		5,708,988
Cash and cash equivalents, end of year	$	4,366,000

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Securities (the "Company") is a wholly owned subsidiary of Silicon Valley Bank (the "Bank"), which is a wholly owned subsidiary of SVB Financial Group (the "Parent"). The Company is incorporated in the state of California. The Company provides merger and acquisition advisory services including landscaping, deal sourcing, benchmarking, and structuring services and general transaction support for clients.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is subject to the regulations pertaining to the Act. The Company, a member of the Financial Industry Regulatory Authority, is licensed in 49 states and the District of Columbia. The Company is subject to various governmental rules and regulations including Net Capital Rule set forth in Rule 15c3-1 of the Act.

(a) Discontinuation as Introducing Broker

In 2012, the Bank introduced a bank sweep program which offers Bank clients an automatic daily transfer of their excess cash from their Demand Deposit Accounts into money market mutual funds of the client's choosing. Coinciding with the launch of the Bank sweep program, the Company stopped offering any new investment accounts. The Company's client accounts and balances have since declined as a result of not adding new investment accounts and attrition of existing clients. In 2016, the Company made a decision to exit the business of introducing client investment accounts, began communicating with its clients about plans to cease acting as an introducing broker, and directed clients to close or transfer their accounts. The Company fully exited the business of introducing client investment accounts in early 2017.

(b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates may change as new information is obtained.

(c) Basis of Accounting

The Company prepares its financial statements in conformity with GAAP.

(d) Revenue Recognition

Strategic advisory service fees are recognized as services are provided pursuant to specific terms contained in advisory agreements between the Company and its clients. Generally, revenue is recognized upon completion and delivery of specified deliverables or upon satisfaction of the identified deliverables or services in each contract.

In addition, the Company, at its discretion, offers discounts as an incentive to clients for some of its strategic advisory engagements. No discounts were offered in 2017.

The Company also recognizes interest income on its interest-earning cash equivalents as it is earned.

(e) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash balances due from banks and money market mutual funds. The Company considers cash equivalents to be investments that are readily convertible to known amounts of cash, so near to their maturity that they present an insignificant risk of change in fair value due to changes in market interest rates, and are purchased in conjunction with the Company's cash management activities.

Money market mutual funds are open-ended mutual funds that invest in short-term debt securities whose objective is to provide a return for investors while maintaining a stable net asset value ("NAV") of $1.00 per share. Because of the stable NAV and the nature of securities that money market funds invest in, they are typically viewed as cash equivalents. The Company currently employs money market mutual funds that invest exclusively in securities that are backed by the full faith and credit of the U.S. Government and repurchase agreements collateralized by such securities.

(f) *Accounts Receivable and Allowance for Doubtful Accounts*

Accounts receivable are recorded at the invoiced amount and do not earn interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews the allowance for doubtful accounts quarterly. Each receivable over 90 days is individually reviewed for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not charged off any receivables in 2017 and there is no balance in the allowance for doubtful accounts as of December 31, 2017.

(g) *Premises and Equipment*

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	Lesser of lease term or asset life
Furniture and equipment	7 years
Computer software	3 - 7 years
Computer hardware	3 - 5 years

The Company capitalizes the costs of computer software developed or obtained for internal use, including costs related to developed software, purchased software licenses and certain implementation costs. For property and equipment that is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other expenses in the statements of operations. As of December 31, 2017, all premises and equipment have been fully depreciated and amortized.

(h) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value due to the short-term nature of the instruments.

(i) Income Taxes

The Company's results are included in the consolidated federal income tax return and certain other combined state returns of the Parent and subsidiaries. The Company records income taxes as if the Company were to file a separate tax return on a modified stand-alone basis for federal and state income tax purposes. The Company is subject to a tax-sharing agreement that requires the Company to pay its federal and state tax liability periodically. The tax-sharing agreement provides for settlement of the tax liability accounts through the use of intercompany accounts. Amounts for the current year are based upon estimates and assumptions as of December 31, 2017 and could vary from amounts shown on the tax returns, when filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Federal and state income tax provisions are based upon taxes payable for the current year as well as current year changes in deferred taxes related to temporary differences between the tax basis and financial statement balances of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company has adopted the recognition requirements for uncertain income tax positions as required by FASB ASC 740, *Income Taxes*. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed the tax positions taken in its filings with the Internal Revenue Service and state jurisdictions where it operates. The Company believes that its income tax filing positions taken in the returns represent highly certain positions and are supported by clear and unambiguous tax laws for which the benefit will be sustained upon audit. Accordingly, the Company has not recorded

any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2017.

(2) Recent Accounting Pronouncment

In May 2014, the FASB issued a new accounting standard update (ASU 2014-09, Revenue from Contracts with Customers (Topic 606)), which provides revenue recognition guidance that is intended to create greater consistency with respect to how and when revenue from contracts with customers is shown in the income statement. The guidance requires that revenue from contracts with customers be recognized when transfer of control over goods or services is passed to customers in the amount of consideration expected to be received. Subsequent Accounting Standard Updates have been issued clarifying the original pronouncement (ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20). The new standard and amendments were effective January 1, 2018, either on a full retrospective approach or a modified retrospective approach. We adopted the revenue guidance accordingly, and, for fiscal year 2018, will be using the modified retrospective transition approach to contracts which were not completed as of January 1, 2018. Based on our contract assessments, we didn't identify any material changes to the timing or the amounts of our revenue reconition which would reuired an adjustment to opening retained earnings in 2018.

(3) Other Short-Term Investment Securities

As of December 31, 2017, other short-term investment securities included $2,908,715 of money market mutual funds. Average balance of money market mutual funds in 2017 was $3,713,277.

(4) Income Taxes

On December 22, 2017, H.R.1, known as the "Tax Cuts and Jobs Act," was signed into law. The Tax Cuts and Jobs Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for individuals and businesses. For businesses, the Tax Cuts and Jobs Act permanently lowers the corporate tax rate to 21 percent from the existing maximum rate of 35 percent, effective for tax years including or commencing January 1, 2018. As a result of the reduction of the corporate tax rate to 21 percent, GAAP require companies to re-value their deferred tax assets and liabilities as of the date of enactment, with resulting tax effects accounted for in the reporting period of enactment.

The increase in our effective tax rate for 2017 is primarily due to a one-time impact to tax benefit of $28,902 based on the revaluation of our net deferred tax liabilites incorporating the new federal tax rate as defined in the Tax Cuts and Jobs Act.

There were no unrecognized tax benefits at December 31, 2017. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of operating expenses. There were no interest and penalties related to unrecognized tax benefits at December 31, 2017.

Total income tax benefit for the year ended December 31, 2017 consists of the following:

Current:		
Federal	$	(833,622)
State		(230,990)
		(1,064,612)
Deferred:		
Federal		(4,971)
State		6,855
		1,884
Total income tax benefit	$	(1,062,728)

The reconciliation between the Company's effective tax rate on loss from continuing operations and the statutory rate is as follows:

Income tax benefit at federal statutory rate	$	(888,036)
State tax benefit, net of federal income tax expense		(145,688)
Other		(29,004)
Total income tax benefit	$	(1,062,728)

The deferred tax liabilities, net, as of December 31, 2017 consist of the following:

Deferred tax assets:		
Premises and equipment depreciation	$	3,428
Accrued Liabilities		3,571
Deferred tax liabilities:		
State income taxes		(48,142)
Deferred tax liabilities, net	$	(41,143)

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income of the Company's affiliated group. Accordingly, no valuation allowance has been established as of December 31, 2017.

(5) Related-Party Transactions

The Company is a party to an expense sharing agreement with affiliates in the Parent's consolidated group. The agreement requires that certain direct and indirect expenses be allocated to and from the Company and net settled on a monthly basis. Direct expenses consist of salary costs based on a percentage of Bank and affiliates employee time dedicated to Company activities and rent expenses based on square footage of space used, which is derived from number of employees. Indirect expenses include an overhead burden, which mainly includes compensation and benefits, professional services, premises and equipment and other operating expenses, based on an overhead rate.

The Company reimbursed the Bank and its affiliates $2,155,598 for expenses paid by the Bank and it's affiliates on the Company's behalf for the year ended December 31, 2017. These expenses are included in the statement of operations and were a combination of direct and indirect costs.

The Bank and its affiliates reimbursed the Company $7,679 for expenses paid by the Company on the Bank's behalf for the year ended December 31, 2017. These were a combination of direct and indirect costs.

The expense reimbursed to(from) Bank and affiliates are included in the statement of operations as follows:

	Expense reimbursed to Bank and affiliates	Expense reimbursed from Bank and affiliates	Net Reimbursement
Compensation and benefits	$ 1,531,320	$ 5,635	$ 1,525,685
Professional services	168,742	211	168,531
Net occupancy	263,621	1230	262,391
Business development and travel	115,035	459	114,576
Other expenses	76,880	144	76,736
	$ 2,155,598	$ 7,679	$ 2,147,919

At December 31, 2017, the Company had a payable of $429 to the Bank and its affiliates related to these expenses.

At December 31, 2017, the Company also had receivables from the Parent of $1,064,612 related to taxes receivable (see note 1(i)) and other expenses and reimbursements.

The Company maintains noninterest-earning cash accounts with the Bank, which totaled $1,457,285 as of December 31, 2017.

(6) Employee Compensation and Benefit Plans

Employees of the Company are eligible to participate in the following plans sponsored by the Parent: (i) Incentive Compensation Plan; (ii) 401(k) and Employee Stock Ownership Plan; (vi) Equity Incentive Plan; and (vii) Employee Stock Purchase Plan. There were no direct employees employed by the Company during the year 2017, therefore, there were no direct compensation and benefits expense for the year ended December 31, 2017. The Compensation and Benefits expense included in the statement of operations reprensents expense allocated from(to) the Bank and affiliates as part of the expense sharing agreement with affiliates in the Parent's consolidated group.

(7) Commitments and Contingencies

(a) Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation as of December 31, 2017.

(b) Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $2,869,784 which was $2,858,741 in excess of its required net capital of $11,042. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1 as of December 31, 2017.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) (for the period from January 1, 2017 to March 31, 2017) and paragraph (k)(2)(i) (for the period from April 1, 2017 to December 31, 2017) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

The Company did not receive any capital contributions in cash from the Bank or the Parent in 2017.

(8) Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

(a) Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk.

(b) Credit Risk

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

(9) Subsequent Events

The Company has evaluated all material subsequent events through February 26, 2018 and determined there are no events that require disclosure.

Schedule I

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
Year ended December 31, 2017

Net capital:		
Total stockholder's equity	$	5,263,143
Less nonallowable assets		2,335,186
Less haircuts on securities		58,174
Net capital		2,869,783
Aggregate indebtedness		165,623
Computation of basic net capital requirement:		
Net capital required – greater of $5,000 or 6.6667% of aggregate indebtedness		11,042
Net capital in excess of requirements	$	2,858,741
Ratio of aggregate indebtedness to net capital		6%

There were differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2017. Therefore, reconciliation of the two computations is as follows:

		As reported in SVB Securities Part II Form X-17a-5	Difference		As reported herein
Total stockholder's equity	$	5,231,045	32,098 (A)	$	5,263,143
Nonallowable assets		2,341,281	(6,095) (A)		2,335,186
Haircuts on securities		58,174	-		58,174
Net capital		2,831,590	38,193		2,869,783
Aggregate indebtedness		205,699	(40,076) (A)		165,623
Net capital required		13,713	(2,671) (A)		11,042
Net capital in excess of requirements	$	2,817,877	40,864	$	2,858,741
Ratio of aggregate indebtedness to net capital		7%			6%

Noted:

(A) The primary reason for the difference in total stockholder's equity, nonallowable assets and aggregate indebtedness relates to a change in the deferred tax liabilities associated with the tax reform adjustment and the adjustment booked for a change between the intercompany payable and intercompany receivable.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

A computation for determination of reserve requirements is not applicable to SVB Securities because the Company qualifies for an exemption under Rule 15c3-3 paragrah (k)(2)(ii) (for the period from January 1, 2017 to March 31, 2017) and paragraph (k)(2)(i) (for the period from April 1, 2017 to December 31, 2017)

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule III

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

Information relating to possession or control requirements is not applicable to SVB Securities because the Company qualifies for an exemption under Rule 15c3-3 paragrah (k)(2)(ii) (for the period from January 1, 2017 to March 31, 2017) and paragraph (k)(2)(i) (for the period from April 1, 2017 to December 31, 2017)

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Stockholder and the Board of Directors
SVB Securities:

We have reviewed management's statements, included in the accompanying SVB Securities Exemption Report (the Exemption Report), in which (1) SVB Securities (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (for the period from January 1, 2017 to March 31, 2017) and paragraph (k)(2)(i) (for the period ended April 1, 2017 to December 31, 2017) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Francisco, California
February 26, 2018

svb Securities

SVB SECURITIES EXEMPTION REPORT

SVB Securities (CRD #46902)(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Comission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R Section 240.15c3-3 under the following provision of 17 C.F.R Section 240.15c3-3(k)(2)(ii) (for the period from January 1, 2017 to March 31, 2017) and paragraph (k)(2)(i) (for the period from April 1, 2017 to December 31, 2017)

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception.

SVB SECURITIES

I, Amy Cheong, affirm that to my knowledge and belief, this Exemption Report is true and correct.

Chief Financial Officer

February 22, 2018

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Stockholder and the Board of Directors
SVB Securities:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, which were agreed to by SVB Securities (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 26, 2018

SIPC-7

(35 REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090 2185
202-371 8300

General Assessment Reconciliation

SIPC-7

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*****1058*****************ALL FOR AADC 940
51582 FINRA DEC
SVB SECURITIES A NON-BANK
505 HOWARD ST FL 3
SAN FRANCISCO, CA 94105-3222

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KARA HAGENBUCB
3034103112

2. A. General Assessment (item 2e from page 2)	$ 225
B. Less payment made with SIPC-6 filed (exclude interest) JULY 23 2017 (Date Paid)	(176)
C. Less prior overpayment applied	(-0-)
D. Assessment balance due or (overpayment)	49
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	-0-
F. Total assessment balance and interest due (or overpayment carried forward)	$ 49
G. PAID WITH THIS FORM Check enclosed, payable to SIPC Total (must be same as F above)	$ 49
H. Overpayment carried forward	$(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SVB SECURITIES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of JANUARY, 20 18

DIRECTOR, BUSINESS RISK MANAGEMENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: